

Peter Lucier · 3rd

Co-Founder at KinectAir

Reno, Nevada Area · 443 connections · Contact info

KinectAir

University of San Die
School of Law

Experience

Co-Founder & General Counsel
KinectAir
Jun 2019 – Present · 1 yr
Vancouver Washington

Partner
Skyworks Development Group
Jul 2017 – Present · 2 yrs 11 mos

Attorney
Troutman Sanders LLP
Sep 2006 – Jul 2017 · 10 yrs 11 mos
San Francisco Bay Area

Recruited by this top-ranking law firm to manage heavy case load of complex coverage and bad faith litigation on behalf of insurance companies and business disputes on behalf of businesses, local governments, and individuals. Additionally, I counsel insurers on risk mitigation strategies, coverage and claims-handling issues. ...see mor

Legal Intern
San Diego City Schools Office of the General Counsel

Jun 2004 – Aug 2004 · 3 mos
San Diego, California

Assigned to the Facilities Management legal team practicing public contract law, including public contract bid openings, performance and bid bonds and management of projects by loca agencies.

Education

University of San Diego School of Law
J.D., magna cum laude
Activities and Societies: San Diego Law Review, Executive Editor Civil Litigation Legal Clinic

Pomona College
B.A., Mathematical Economics

Concord Carlisle High School

Volunteer Experience

Committee Member
Orange County Bar Association Community Outreach Committee
2009 – 2012 • 3 yrs

Peer Court Attorney Advisor
Constitutional Rights Foundation
2008 – 2012 • 4 yrs